Exhibit 99.1

ATA Appoints Education Leader Jack Huang as President

Mr. Kevin Ma to Remain as CEO and Director

Beijing, China, January 22, 2018 — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of advanced testing technologies and testing-related services in China, today announced that its Board of Directors has appointed Mr. Jack Huang as the Company’s new President, effective January 22, 2018. Mr. Huang will also serve as a director on ATA’s Board of Directors. In this role, Mr. Huang will work together with ATA’s Chairman and CEO Mr. Kevin Ma, focusing primarily on overseeing the business and operation of the Company.

Mr. Huang is a respected leader with over 20 years of involvement in the international education community. He most recently served as CEO of Lanxum Education (“Lanxum”), an online education and information security services provider in China, from 2015 to 2017. Prior to this, Mr. Huang worked at globally recognized education companies, including Chegg and Pearson. At Chegg, Mr. Huang oversaw Chegg’s China operation, and at Pearson, he served as the managing director of the Language Testing Division in Asia Pacific where he oversaw all language testing businesses in this region.

Mr. Huang received an MBA from HEC Paris and an MSc from Edinburgh Napier University, graduating from both institutions with distinction. Mr. Huang also received a bachelor’s degree from Harbin Institute of Technology in China. He is a Fellow of the Chartered Institute of Marketing (CIM), the world’s leading marketing professionals body.

Mr. Ma stated, “I am very pleased to welcome Jack as our new president. He is a global industry leader and business builder with exceptional vision and energy. With his past leadership experience and strong connections in China’s education industry, I am confident Jack and I will work well together as ATA moves forward with growing its business and reputation. While Jack will primarily be responsible for overseeing the business and operation of the Company, I will continue to remain involved with the future direction as well as overall strategy.”

Mr. Huang stated, “I am elated to join ATA, and look forward to working with the leadership team and exceptional employees to continue the Company’s strong business growth and further shape the education and testing market within China and globally.”

About ATA Inc.

ATA is a leading provider of advanced testing technologies in China. The Company offers comprehensive services for the creation and delivery of assessments based on its proprietary testing technologies and test delivery platform. ATA’s testing technologies are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, asset management, insurance, and accounting. As of September 30, 2017, ATA’s test center network comprised 3,256 authorized test centers located throughout China. The Company believes that it has the largest test center network of any commercial testing service provider in China.

ATA has delivered a total of approximately 93.4 million billable tests since ATA started operations in 1999. For more information, please visit ATA’s website at www.atai.net.cn.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Amy Tung, Chief Financial Officer	Carolyne Y. Sohn, Senior Associate
+86 10 6518 1122 x5518	415-568-2255
amytung@atai.net.cn	csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com